Global Markets & Investment Banking

One Bryant Park – 8th Floor
New York, New York 10036

646-855-6780

March 26, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Meru Networks, Inc.
Registration Statement No. 333-163859

Gentlemen:

We hereby join the company in requesting that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. EST on March 30, 2010, or as soon thereafter as possible, pursuant to Rule 430A.

The underwriters of the above issue were advised by invitation wire and in subsequent underwriting papers that they must comply with the provisions of SEC Release No. 33- 4968 of the 1933 Act and Rule 15c2-8 under the 1934 Act. Copies of the preliminary prospectus have been or will be made available in sufficient time for distribution to all prospective purchasers no less than 48 hours prior to the time it is expected confirmations will be mailed. The undersigned, as joint-lead managers, have and will, and each underwriter and each dealer has advised the undersigned that it has and will comply with Release No. 33-4968 of the 1933 Act and Rule 15c2-8 under the 1934 Act.

In connection with the foregoing and pursuant to Rule 460 please be advised that the undersigned have effected approximately the following distribution of copies of the Preliminary Prospectus dated

March 16, 2010.

		Copies
N.Y.S.E.	1
Financial Services and Publications	10
FINRA	5
Underwriters	1,522
Dealers	47
Individuals & Corporations	800
MLPF&S Inc. Branch Offices	1,055

	3,440

Very truly yours,

BOFA MERRILL LYNCH
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

As Representative of the Underwriters

BY:	MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	/s/ Palma Mazzolla
Palma Mazzolla
Authorized Signatory